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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ----------------------

                                SCHEDULE 14D-1
                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934

                      (Amendment No. 5 - Final Amendment)

                                      and

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                 Barefoot Inc.
                           (Name of Subject Company)

                       ServiceMaster Limited Partnership
                                   (Bidder)

                         Common Stock, $.01 par value
                        (Title of Class of Securities)

                                   067512103
                                   ---------
                     (CUSIP Number of Class of Securities)


                               Vernon T. Squires
                   Senior Vice President and General Counsel
                             One ServiceMaster Way
                      Downers Grove, Illinois  60515-9869
                          Telephone:  (630) 271-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                                  Copies to:

                              Robert H. Kinderman
                               Kirkland & Ellis
                             200 E. Randolph Drive
                           Chicago, Illinois  60601

                           ------------------------

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----------------------
  CUSIP NO.  067512103           SCHEDULE 14-D-1
----------------------

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      NAME OF REPORTING PERSON
 1
      ServiceMaster Limited Partnership

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-3497008
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3
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      SOURCE OF FUNDS*
 4
      BK, WC
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(D) or 2(E)                                          [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 7
      14,437,269
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
 8                                                                    [_]

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 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      99.43%
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 10   TYPE OF REPORTING PERSON*

      PN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement, which is being filed by ServiceMaster Limited Partnership, a Delaware limited partnership ("ServiceMaster"), constitutes Amendment No. 5 (Final Amendment) to the Tender Offer Statement on Schedule 14D-1, filed with the Securities and Exchange Commission (the "Commission") on December 17, 1996, with respect to ServiceMaster's offer (the "Offer") to purchase each outstanding share ("Barefoot Share") of common stock, par value $.01 per share, of Barefoot Inc. ("Barefoot") a Delaware corporation, together with the associated Series A Junior Participating Preferred Stock Purchase Rights not already owned by ServiceMaster for, at the election of the holder (i) $16.00 in cash, without interest thereon (the "Cash Consideration") or (ii) 0.62971 of a share of limited partnership interest in ServiceMaster (the "Share Consideration"). This Amendment No. 5 also constitutes the first report of ServiceMaster on Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-1.

Item 6.  Interest in the Securities of the Subject Company.

     (a) and (b) The Offer expired as scheduled at 12:00 midnight, New York City time, on Friday, February 21, 1997. Based upon information provided by the Exchange Agent, a total of 14,148,269 Barefoot Shares, representing approximately 97.44% of the outstanding Barefoot Shares, were tendered, with 5,021,258 of such Barefoot Shares tendered for the Cash Consideration and 9,127,011 of such Barefoot Shares tendered for the Share Consideration. ServiceMaster accepted all of the tendered Barefoot Shares on Monday, February 24, 1997. After adding the number of Barefoot Shares owned by ServiceMaster prior to the Offer, ServiceMaster, as of February 24, 1997 owned 99.43% of the outstanding Barefoot Shares. On February 25, 1997, ServiceMaster contributed the Barefoot Shares acquired pursuant to the Offer to Merger Sub. On February 26, 1997 Merger Sub will be merged (the "Merger") with and into Barefoot, and pursuant to the Merger, ServiceMaster will own 100% of Barefoot. Any Barefoot Shares which were not tendered in the Offer will be canceled and will represent only the right to receive $16.00 per share in cash without interest thereon.

Item 11.  Material to be Filed as Exhibits.

     (a)(13) Text of press release issued by ServiceMaster on February 24, 1997.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 26, 1997

                                 SERVICEMASTER LIMITED PARTNERSHIP



                                 By:  /s/ Vernon T. Squires
                                      ------------------------------------
                                 Name:   Vernon T. Squires
                                 Title:  Senior Vice President and General
                                         Counsel

                                 EXHIBIT INDEX


Exhibit
Number                            Exhibit Description
-------                           -------------------

(a)(13)    Text of press release issued by ServiceMaster on February 24, 1997.

Exhibit (a)(13)
                                                                    News Release
--------------------------------------------------------------------------------
Servicemaster(R)                                 The ServiceMaster
                                                 Company L.P.
                                                 One ServiceMaster Way
                                                 Downers Grove, IL 60515-1700
                                   For further information contact:
                                   ServiceMaster
                                   -------------
                                   Claire Buchan, ext. 2150 (media)
                                   Bruce Duncan, ext. 2187 (analyst)
                                   Barefoot
                                   --------
                                   Mike Goodrich, 614-846-1800
FOR IMMEDIATE RELEASE
---------------------
February 24, 1997

                      SERVICEMASTER ANNOUNCES COMPLETION
                      ----------------------------------
                           OF BAREFOOT TENDER OFFER
                           ------------------------

     DOWNERS GROVE, Illinois -- ServiceMaster (NYSE:SVM) and Barefoot Inc., (NASDAQ:BARE) today announced successful completion of the ServiceMaster tender offer for the stock of Barefoot Inc. (NASDAQ:BARE). The tender offer expired at midnight on February 21. ServiceMaster has accepted all tendered shares and, after consummation of the closing today, will hold approximately 99 percent of the Barefoot shares outstanding. A total of 5,021,258 Barefoot shares were tendered for cash and 9,127,011 Barefoot shares were tendered for 5,747,370 ServiceMaster shares. ServiceMaster will promptly proceed with a short-form merger in which the remaining Barefoot shares will be converted to cash in the amount of $16 per share.

     ServiceMaster expects that the checks and share certificates will be sent to the former Barefoot shareholders later this week.

     "We are pleased with the overwhelmingly positive response to our tender offer and excited about the opportunities created by combining Barefoot with our TruGreen-ChemLawn business. This acquisition represents the strategic expansion of one of

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our most profitable business units and will provide great benefits to the customers, associates and shareholders of both companies. Adding the considerable skills and experience of the Barefoot associates to our own outstanding team at TruGreen-ChemLawn, the nation's largest lawn care company, will help us deliver additional value to our customers. The substantial economies of scale and productivity improvements that will be achieved through this acquisition will better position us to capitalize on the significant opportunities that exist in the fast-growing professional lawn care industry. We also look forward to offering Barefoot's 500,000 customers an expanded array of services available through the ServiceMaster Quality Service Network and to the positive effect the acquisition will have on ServiceMaster earnings in 1997 and beyond," said Carlos Cantu, ServiceMaster President and Chief Executive Officer.

     Barefoot is the nation's second largest lawn care company, with over 500,000 system-wide customers, spanning 103 metropolitan markets, with 53 company-owned markets, 50 franchises, and annualized customer level revenues in excess of $125 million.

     TruGreen-ChemLawn is the nation's largest lawn care company, with customer level revenues of over $630 million, serving 2.5 million customers through over 260 service centers across the country.

     ServiceMaster serves more than 6 million customers in the United States and

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in 32 countries around the world, with annual customer level revenue of almost
$5 billion. ServiceMaster is a network of quality service companies with two major operating segments, ServiceMaster Consumer Services and ServiceMaster Management Services, and two emerging units, ServiceMaster Diversified Health Services and International.

     ServiceMaster Consumer Services includes seven market-leading companies -- TruGreen-ChemLawn, Terminix, ServiceMaster Residential and Commercial Services, Merry Maids, American Home Shield, AmeriSpec and Furniture Medic -- which operate through the ServiceMaster Quality Service Network of over 5,800 U.S. company-owned and franchised businesses.

     ServiceMaster Management Services serves over 2,500 facilities as the leading facilities management company serving education, health care and business and industrial facilities with management of plant operations and maintenance, housekeeping, clinical equipment maintenance, food service, laundry, grounds and energy.

     ServiceMaster Diversified Health Services provides a broad range of services to home health care, assisted living, subacute and long-term care markets, with more than 145 health care facilities under contract.

     ServiceMaster International includes both direct operations and a variety of license agreements in 32 foreign countries, which provide the broad range of the company's services.